ACCOR

Press Release

Nine-Month Revenues Like-for-Like
Up 4.5% like-for-like

Paris, October 27, 2004

(in € millions)	2003	2004	% change (reported)	% change (like-for-like)
Hotels	**3,638**	**3,776**	**+3.8%**	**+4.2%**
Services	**343**	**370**	**+7.9%**	**+9.8%**
Other businesses	1,118	1,146	+2.5%	+3.6%
Total Group	**5,099**	**5,292**	**+3.8%**	**+4.5%**

Consolidated revenues for the nine months ended September 30, 2004 were up 3.8% on the year-earlier period. **Excluding the currency effect and changes in the scope of consolidation**, the increase was 4.5% for the period and 2.9% for the third quarter alone.

The reported increase of 3.8% at September end 2004 broke down as follows:

- Like-for-like	+4.5%
- Business expansion	+2.7%
- Currency effect	-2.1%
- Asset disposals	-1.3%

dlw 11/8

Hotels

Hotel revenues for the first nine months were up 4.2% like-for-like. The 3.8% reported increase reflected a negative 2.2% currency effect caused by the dollar, which was partially offset by the 2.7% additional growth from newly opened hotels. On a like-for-like basis, revenues rose 5.4% in the Upscale and Midscale segments, 3.6% in the Economy segment and 2.0% in US Economy hotels.

The third quarter was shaped by a lackluster July-August tourist season in France (in the Upscale and Midscale segments) and in the United States (in the Economy segment), followed by a rebound in September with the return of business customers. For Europe as a whole, nine-month revenues in Upscale and Midscale hotels were up 0.3% like-for-like (including a 2.6% decline in France and a 3.3% rise in the rest of Europe), while the Economy segment showed resilience, with an increase of 2.8%. Revenues from US Economy hotels rose by 1.4%. In the rest of the world, Sofitel in the United States and all segments in Latin America and Asia-Pacific again posted very strong performances.

Services

Revenues from Services continued to rise, gaining 9.8% like-for-like over the first nine months and 10.4% in the third quarter alone, thanks to an excellent performance in Latin America and Europe.

Other businesses

Nine-month revenues from the other businesses (travel agencies, casinos, restaurants and onboard train services) rose 2.5% as reported and 3.6% like-for-like. Carlson Wagonlit Travel's integration of Maritz in the United States and Protravel in France increased reported third-quarter revenues by 32%.

Outlook

Accor pursued the expansion of its network with the opening of 154 new hotels (19 000 rooms) which are driver for future growth.
As September performances were in line with expectations, Accor is maintaining its full-year target of €570-590 million in profit before tax.

****

With 158,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (462,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 13 million people in 32 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contact

Eliane Rouyer
Director of Investors Relations
Tel : 00.33.(0)1.45.38.86.26

Further information on Accor is available on Internet at ***accor.com***

in EUR Thousands	First Quarter		Second Quarter		Half-Year		Third Quarter		First 9 months	
	Sales Reported 2003	Sales Pro forma 2004	Sales Reported 2003	Sales Pro forma 2004	Sales Reported 2003	Sales Pro forma 2004	Sales Reported 2003	Sales Pro forma 2004	Sales Reported 2003	Sales Pro forma 2004
Hotels										
Upscale and Midscale	609 422	646 225	684 707	758 274	1 294 129	1 404 499	687 492	712 288	1 981 621	2 116 787
Economy	258 409	276 826	303 056	324 781	561 465	601 608	317 643	338 623	879 108	940 231
Economy US	230 191	202 220	257 302	246 658	487 493	448 879	289 978	269 726	777 471	718 605
Total Hotels	**1 098 022**	**1 125 272**	**1 245 065**	**1 329 714**	**2 343 087**	**2 454 985**	**1 295 114**	**1 320 638**	**3 638 201**	**3 775 623**
SERVICES	**110 853**	**121 152**	**120 000**	**127 680**	**230 853**	**248 832**	**112 120**	**121 338**	**342 973**	**370 170**
Other Businesses										
Travel Management	92 699	87 714	100 165	105 662	192 865	193 375	90 840	120 090	283 705	313 465
Casinos	51 281	53 341	51 038	53 200	102 319	106 541	55 501	55 051	157 819	161 592
Restauration	99 571	109 504	108 034	113 061	207 605	222 565	98 397	103 545	306 002	326 110
On-board train services	62 679	58 669	71 645	65 049	134 324	123 718	75 378	70 080	209 702	193 798
Other	43 012	42 293	52 404	50 202	95 416	92 495	65 419	58 962	160 835	151 457
Total others businesses	**349 242**	**351 521**	**383 286**	**387 173**	**732 528**	**738 695**	**385 535**	**407 728**	**1 118 063**	**1 146 422**
Total	**1 558 118**	**1 597 945**	**1 748 351**	**1 844 567**	**3 306 469**	**3 442 512**	**1 792 768**	**1 849 704**	**5 099 237**	**5 292 216**

	First Quarter		Second Quarter		Half-Year		Third Quarter		First 9 months	
	Change 2004/03 reported	Change 2004/03 like for like	Change 2004/03 reported	Change 2004/03 like for like	Change 2004/03 reported	Change 2004/03 like for like	Change 2004/03 reported	Change 2004/03 like for like	Change 2004/03 reported	Change 2004/03 like for like
Hotels										
Upscale and Midscale	6,0%	5,0%	10,7%	9,1%	8,5%	7,2%	3,6%	2,0%	6,8%	5,4%
Economy	7,1%	3,9%	7,2%	3,9%	7,1%	3,9%	6,6%	3,0%	7,0%	3,6%
Economy US	-12,2%	2,3%	-4,1%	2,4%	-7,9%	2,4%	-7,0%	1,4%	-7,6%	2,0%
Total Hotels	**2,5%**	**4,2%**	**6,8%**	**6,4%**	**4,8%**	**5,4%**	**2,0%**	**2,1%**	**3,8%**	**4,2%**
SERVICES	**9,3%**	**10,4%**	**6,4%**	**8,6%**	**7,8%**	**9,5%**	**8,2%**	**10,4%**	**7,9%**	**9,8%**
Other Businesses										
Travel Management	-5,4%	-3,4%	5,5%	4,0%	0,3%	0,4%	32,2%	7,6%	10,5%	2,7%
Casinos	4,0%	-0,5%	4,2%	1,8%	4,1%	0,7%	-0,8%	-1,3%	2,4%	0,0%
Restauration	10,0%	9,0%	4,7%	6,9%	7,2%	7,9%	5,2%	7,5%	6,6%	7,8%
On-board train services	-6,4%	2,7%	-9,2%	0,9%	-7,9%	1,7%	-7,0%	1,2%	-7,6%	1,5%
Other	-1,7%	5,1%	-4,2%	7,6%	-3,1%	6,5%	-9,9%	-1,0%	-5,8%	3,5%
Total others businesses	**0,7%**	**2,7%**	**1,0%**	**4,4%**	**0,8%**	**3,6%**	**5,8%**	**3,6%**	**2,5%**	**3,6%**
Total	**2,6%**	**4,3%**	**5,5%**	**6,1%**	**4,1%**	**5,3%**	**3,2%**	**2,9%**	**3,8%**	**4,5%**

Hotel RevPAR by market segment September 2004, YTD	Occupancy Rate		Average Room Rate	RevPar Reported basis Subsidiaries and managed	*RevPar Like-for-like basis, Subsidiaries only*
	(in %)	(chg. in pts)	(chg. in %)	(chg. in %)	*(chg. in %)*
Upscale and Midscale Europe	63.9	+1.7	-0.4	+2.4	*+2.7*
Economy Europe	73.9	+0.8	+2.3	+3.4	*+2.8*
Economy US *(in USD)*	66.0	+0.2	+1.2	+1.5	*+1.3*

Hotel RevPAR by country September 2004, YTD	Number of rooms (1)	Occupancy Rate		Average Room Rate	RevPar Reported basis Subsidiaries and managed	*RevPar Like-for-like basis, Subsidiaries only*
(in local currency)		(in %)	(chg. in pts)	(var. en %)	(var. en %)	*(chg. in %)*
France	*83,126*	70.2	+0.7	+0.3	+1.3	*+1.5*
Germany	*35,537*	64.0	+1.0	+5.0	+6.7	*+3.0*
UK	*11,290*	75.3	+2.0	+5.6	+8.5	*+9.7*
The Netherlands	*6,212*	68.4	+0.2	-1.3	-0.9	*-1.6*
Belgium	*5,447*	69.9	+1.4	-1.0	+1.1	*+2.7*
Spain	*4,324*	71.9	+2.2	-1.4	+1.8	*-0.5*
Italy	*3,924*	57.1	-0.7	-1.9	-3.1	*-0.4*
Hungary	*3,401*	68.8	+8.4	-0.2	+13.8	*+13.6*
USA (upscale and midscale)	*3,764*	71.3	+8.1	+4.4	+17.8	*+18.5*

(1) Subsidiaries and managed

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
28/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
22/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
28/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54
28/07/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.55
08/09/04	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.56
29/10/04	9M 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.57

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the	BALO	Decree 67-236 of March 23, 1967,

	creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	La semaine de l'Ile de France	article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
11/06/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28
15/05/04	2003 financial stalements		V.29